UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Amy E. Wilson

General Counsel and Corporate Secretary

Dow Inc.

2211 H.H. Dow Way

Midland, MI 48674

(989) 636-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Sachin Kohli, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 212-310-8294	Stacy L. Fox, Esq. General Counsel and Secretary DowDuPont Inc. 974 Centre Road Wilmington, DE 19805 (302) 774-1000

April 1, 2019

(Date of Event which Requires Filing of this Amendment No. 11)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of Reporting Person Dow Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 24,001,151
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 24,001,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,001,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 44.4% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

The percentage set forth in row (13) is based on 51,067,072 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”) of AgroFresh Solutions, Inc. (the “Issuer”) as of March 4, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2019.

CUSIP No. 00856G109

1.	Name of Reporting Person The Dow Chemical Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 24,001,151
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 24,001,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,001,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 44.4% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

The percentage set forth in row (13) is based on 51,067,072 outstanding shares of Common Stock of the Issuer as of March 4, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 11, 2019.

CUSIP No. 00856G109

1.	Name of Reporting Person DowDuPont Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends and supplements the Schedule 13D, filed by The Dow Chemical Company (“TDCC”) on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed by TDCC on May 12, 2016, and as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed by TDCC on April 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by TDCC and DowDuPont Inc. (“DowDuPont”) on September 8, 2017, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by TDCC and DowDuPont on May 3, 2018, as amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed by TDCC and DowDuPont on July 6, 2018, as amended by Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed by TDCC and DowDuPont on September 4, 2018, as amended by Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed by TDCC and DowDuPont on September 25, 2018, as amended by Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed by TDCC and DowDuPont on October 17, 2018, as amended by Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed by TDCC and DowDuPont on November 13, 2018, and as amended by Amendment No. 10 to Schedule 13D (“Amendment No. 10”) filed by TDCC and DowDuPont on January 9, 2019 relating to the Common Stock of the Issuer (as so amended through Amendment No. 10, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms in this Amendment No. 11 have the meanings set forth for such terms in the Schedule 13D. This Amendment No. 11 amends and supplements the Schedule 13D to include the information set forth below. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by (i) DowDuPont, a Delaware corporation, with a principal business and office address of 974 Centre Road, Wilmington, DE 19805, (ii) TDCC, a Delaware corporation, with a principal business and office address of 2211 H.H. Dow Way, Midland, MI 48674, and (iii) Dow Inc. (“Dow”), a Delaware corporation, with a principal business and office address of 2211 H.H. Dow Way, Midland, MI 48674 (each of DowDuPont, TDCC and Dow a “Reporting Person” and, collectively, the “Reporting Persons”).

The name, residence or business address, present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted) of the directors and executive officers of each Reporting Person (each, a “Scheduled Person” and, collectively, the “Scheduled Persons”) are as set forth on Appendix A attached hereto and are incorporated herein by reference. Except as set forth otherwise on Appendix A, each person identified on Appendix A is a citizen of the United States.

Dow is the parent company of TDCC. Dow and its subsidiaries combine science and technology knowledge to develop premier materials science solutions that are essential to human progress. Dow has one of the strongest and broadest toolkits in the industry, with robust technology, asset integration, scale and competitive capabilities that enable it to address complex global issues. Dow’s market-driven, industry-leading portfolio of advanced materials, industrial intermediates, and plastics businesses deliver a broad range of differentiated technology-based products and solutions for customers in high-growth markets such as packaging, infrastructure, and consumer care.

DowDuPont (NYSE: DWDP) is a holding company with the intent to form strong, independent, publicly traded companies in agriculture (Corteva Agriscence™) and specialty products (DuPont) sectors. Upon completion of the separation of Corteva Agriscence™, the companies will lead their respective industries by delivering differentiated products and solutions and science-based innovation to meet the needs of customers and help solve global challenges.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 11 is being filed while the Reporting Persons have obtained certain information from their respective directors and executive officers.

Item 3. Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

On April 1, 2019, DowDuPont completed the previously announced separation of its materials science business by way of a pro rata distribution of all of the then-issued and outstanding shares of common stock of Dow to DowDuPont’s stockholders (the “Spin-Off”). As a result certain internal reorganization transactions undertaken by DowDuPont in connection with the Spin-Off, TDCC became a wholly-owned subsidiary of Dow and Dow acquired beneficial ownership of the Common Stock as described in this Amendment No. 11. Upon completion of the Spin-Off, Dow became an independent publicly traded company and DowDuPont ceased to have any beneficial ownership of Dow. As a result, DowDuPont ceased to beneficially own any shares of Common Stock.

The description of the Spin-Off contained in this Amendment No. 11 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation Agreement, a copy of which is filed as Exhibit 2.1 to Dow’s Current Report on Form 8-K, filed SEC on April 2, 2019 and Dow’s Registration Statement on Form 10 (File No. 001-38646), initially filed with the SEC on September 7, 2018 and declared effective on March 12, 2019.

The Reporting Persons are filing this Amendment No. 11 to report (i) DowDuPont no longer beneficially owns any shares of Common Stock and (ii) the beneficial ownership of shares of Common Stock acquired by Dow in connection with the consummation of the Spin-Off.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

The information included in Item 3 of Amendment No. 11 is incorporated herein by reference.

Except as set forth in Item 6 of the Schedule 13D (as amended by this Amendment No. 11), none of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) and Item 5(c) are hereby amended and restated in its entirety with the following:

(a) – (b) As of the date hereof, Dow and TDCC each beneficially own 21,001,151 shares of Common Stock, representing 41.12% of the Issuer’s outstanding Common Stock, and 3,000,000 warrants to purchase Common Stock, each to purchase one share of Common Stock. If Dow and TDCC were to exercise the warrants to purchase Common Stock and no other person exercised warrants to purchase Common Stock held by that person, Dow and TDCC would beneficially own 24,001,151 shares of Common Stock, representing 44.39% of the Issuer’s outstanding Common Stock. The percentages set forth in this Item 5 are based on 51,067,072 outstanding shares of Common Stock as of March 4, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 11, 2019. To the best of the Reporting Persons’ knowledge, none of the Scheduled Persons beneficially own any shares of Common Stock.

Dow and TDCC each have indirect beneficial ownership of the 24,001,151 shares of Common Stock, which Common Stock is directly owned by Rohm & Haas Company, a wholly-owned subsidiary of Dow (“R&H”), and have shared power to indirectly direct the voting and disposition of the shares.

As of the date hereof, DowDuPont does not beneficially own, directly or indirectly, any shares of Common Stock.

(c) During the past 60 days, none of the Reporting Persons have acquired beneficial ownership of any shares of Common Stock.

Except as described in this Amendment No. 11, none of the Reporting Persons has effected any transactions in shares of Common Stock (including the warrants) of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any of the Scheduled Persons in shares of Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information contained in Item 3 of Amendment No. 11 is incorporated herein by reference. The rights of Dow and TDCC with respect to the shares of Common Stock are also subject to the terms and conditions of the Investors Rights Agreement, the Warrant Purchase Agreement, the Board Representation Letter Agreement, the Lock-Up Extension Agreement, the Letter Agreement, the Stock Buyback Agreement and the Termination of Warrant and Purchase Agreement. The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 3, 2019, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following additional exhibit:

Exhibit 1	Joint Filing Agreement, by and among Dow, TDCC and DowDuPont, dated April 3, 2019.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of April 3, 2019

DOW INC.

By:	/s/ Amy E. Wilson
Name: Amy E. Wilson
Title: General Counsel and Corporate Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
Name: Amy E. Wilson
Title: General Counsel and Corporate Secretary

DOWDUPONT INC.

By:	/s/ Stacy L. Fox
Name: Stacy L. Fox
Title: General Counsel and Secretary

Information Concerning Executive Officers and

Directors of DowDuPont Inc.

The current executive officers and directors of DowDuPont Inc. and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions of the executive officers set forth below opposite an individual’s name refer to positions with DowDuPont Inc. In addition, unless otherwise indicated, all individuals identified below are citizens of the United States of America.

Executive Officer Name	Present Principal Occupation or Employment	Business Address
Edward D. Breen	Chairman and Chief Executive Officer	974 Centre Road, Wilmington, DE 19805

Stacy L. Fox	General Counsel and Secretary	974 Centre Road, Wilmington, DE 19805

James C. Collins, Jr.	Chief Operating Officer, Agriculture Division	974 Centre Road, Wilmington, DE 19805

Marc Doyle	Chief Operating Officer, Specialty Products Division	974 Centre Road, Wilmington, DE 19805

Jeanmarie F. Desmond	Chief Financial Officer	974 Centre Road, Wilmington, DE 19805

Director Name	Present Principal Occupation or Employment	Residence or Business Address
Lamberto Andreotti*	Former Chairman of the Board and Chief Executive Officer, Bristol-Myers Squibb Company (global healthcare company)	c/o DowDuPont Inc. 974 Centre Road, Wilmington, DE 19805

Edward D. Breen	See above table with respect to executive officers of DowDuPont Inc.

Robert A. Brown	President, Boston University (institution of higher education and private research)	Boston University Office of the President 1 Silber Way, 8th Floor, Boston, MA 02215

Alexander M. Cutler	Former Chairman and Chief Executive Officer, Eaton Corporation Plc (global power management company)	c/o DowDuPont Inc. 974 Centre Road, Wilmington, DE 19805

Lois D. Juliber	Former Vice Chairman, Colgate-Palmolive Company (production and marketing of consumer products)	c/o DowDuPont Inc. 974 Centre Road, Wilmington, DE 19805

Lee M. Thomas	Former Chairman and Chief Executive Officer, Rayonier Inc. (global forest products company)	c/o DowDuPont Inc. 974 Centre Road, Wilmington, DE 19805

Patrick J. Ward	Former Chief Financial Officer, Cummins Inc. (designer, manufacturer, and distributor of engines and power generation products)	c/o DowDuPont Inc. 974 Centre Road, Wilmington, DE 19805

*	Lamberto Andreotti is a citizen of Italy

Information Concerning Executive Officers and

Directors of Dow Inc. and The Dow Chemical Company

The current executive officers and directors of Dow Inc. (“Dow”) and The Dow Chemical Company (“TDCC”) and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with both Dow and TDCC and each individual is a citizen of the United States of America. In addition, unless otherwise indicated, the business address for each individual is Dow Inc., 2211 H.H. Dow Way, Midland, Michigan 48674.

Executive Officer Name	Present Principal Position or Occupation
Karen S. Carter	Chief Human Resources Officer

Ronald C. Edmonds	Controller and Vice President of Controllers and Tax

James R. Fitterling	Chief Executive Officer

Peter Holicki*	Senior Vice President of Manufacturing & Engineering and Environment, Health & Safety Operations

A. N. Sreeram	Senior Vice President, Research & Development and Chief Technology Officer

Howard I. Ungerleider	President and Chief Financial Officer

Amy E. Wilson	General Counsel and Corporate Secretary

Dow Inc. Director Name	Present Principal Occupation or Employment	Residence or Business Address
Jeff M. Fettig	Former Chairman and Chief Executive Officer, Whirlpool Corporation (manufacturer of home appliances)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Ajay Banga	President and Chief Executive Officer, Mastercard Incorporated (technology company in the global payments industry)	Mastercard Incorporated 2000 Purchase Street, Purchase, NY 10577

Jacqueline K. Barton	John G. Kirkwood and Arthur A. Noyes Professor of Chemistry and Norman Davidson Leadership Chair of the Division of Chemistry and Chemical Engineering, California Institute of Technology (institution of higher education and private research)	California Institute of Technology 1200 East California Boulevard, Pasadena, CA 91125

James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer, The Boeing Company (aerospace company and manufacturer of commercial jetliners and military aircraft)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Wesley G. Bush	Chairman of Northrop Grumman (global aerospace and defense technology company)	2980 Fairview Park Drive, Falls Church, VA 22042

Richard K. Davis	Chief Executive Officer, Make-A-Wish America (nonprofit corporation helping children with critical illnesses)	1702 E. Highland Avenue, Suite 400, Phoenix, AZ 85016

James R. Fitterling	See above table with respect to executive officers

Jacqueline C. Hinman	Former Chairman and Chief Executive Officer of CH2M (engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Ruth G. Shaw	Former Group Executive, Public Policy and President, Duke Nuclear (provider of electricity and natural gas)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Daniel W. Yohannes	Former U.S. ambassador to the Organization for Economic Cooperation and Development (an international forum promoting economic growth, sustainable development and energy security)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

*	Peter Holicki is a citizen of Germany

The directors of TDCC are James R. Fitterling and Howard I. Ungerleider. Please see the above table with respect to executive officers.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among Dow, TDCC and DowDuPont, dated April 3, 2019.